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FOIA CONFIDENTIAL TREATMENT REQUEST
The entity requesting confidential treatment is
Absci Corporation
18105 S.E. Mill Plain Blvd
Vancouver, WA 98683
Telephone: (360) 949-1041

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 19, 2021
VIA EDGAR AND SECURE FILE TRANSFER
U.S. Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cara Wirth and Mara Ransom
Re:    Absci Corporation
Registration Statement on Form S-1
CIK No. 0001672688
Rule 83 Confidential Treatment Request by Absci Corporation
Ladies and Gentlemen:
On behalf of Absci Corporation (the “Company”), in response to a question from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by voicemail on July 15, 2021 relating to the Company’s Registration Statement on Form S-1 (File No. 333-257553) filed by the Company with the Commission on June 30, 2021 (the “Registration
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Statement”), and subsequently amended with the Commission on July 8, 2021 and July 15, 2021, we submit this supplemental letter.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.
We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company filed a pre-effective amendment to the Registration Statement that included all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range included in such amendment, which complied with the Staff’s interpretation regarding the parameters of a bona fide price range.
The Company’s amendment to the Registration Statement filed July 15, 2021 reflects the Stock Split (as defined below) and includes the estimated Preliminary Price Range. All dollar amounts and per share amounts in this letter are post-Stock Split, and therefore, consistent with the Registration Statement.
The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Sean McClain, Chief Executive Officer, Absci Corporation, 18105 SE Mill Plain Blvd, Vancouver, WA 98683, before it permits any disclosure of the bracketed information in this letter.
The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price range for its initial public offering (“IPO”).
IPO Price Range
The Company advises the Staff that the Registration Statement reflects a price range of $15.00 to $17.00 per share (the “Price Range”) for its IPO, which gives effect to a 3.3031-for-1 forward
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stock split that the Company intends to effect prior to the Company’s IPO (the “Stock Split”). This Price Range is based on a number of factors, including prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential, prospects for the Company and the life sciences and biopharmaceutical sectors, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, feedback from investors and discussions with the underwriters for the IPO regarding potential valuations of the Company. The Price Range complies with the Staff’s interpretation regarding the parameters of a bona fide price range. The Company believes that the foregoing indicative price range will not be subject to significant change.
Determining the Fair Value of Stock Options Granted and Common Stock Issued Prior to the IPO
As described in detail on pages 117 through 119 in the Management’s Discussion and Analysis of Critical Accounting Policies and Significant Judgments and Estimates section of the prospectus included within the Registration Statement, which includes an explanation of the Company’s approach to accounting for stock-based compensation, the Company has historically determined the fair value of the Company’s common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).
In addition, the Company’s management and its Board of Directors (the “Board of Directors”) also considered numerous objective and subjective factors, as disclosed in the Company’s most recent filing of the Registration Statement on July 15, 2021, along with input from third-party valuations, to determine the fair value of the Company’s common stock.
The Company determined that the fair value of its common stock increased from $[***] per share as of October 2020 to $[***] per share as of March 31, 2021 and $[***] per share as of June 30, 2021. The following discussion describes the reasons for the increases in the fair value of the Company’s common stock over this period.
The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each award are based on numerous objective and subjective factors, combined with management’s judgment, including the following:
•the Company’s progress in developing its Integrated Drug Creation Platform;
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•the Company’s progress with entering into programs with partners providing for or otherwise contemplating the ability to negotiate potential downstream economic benefits;
•the impact of significant corporate events or milestones, including the negotiation and closing of the Company’s Series E redeemable convertible preferred stock financing in October 2020 and the negotiation and closing of the Company’s convertible promissory note financing in March 2021;
•material risks related to the Company’s business;
•the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;
•rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the common stock;
•the status of the Company’s organization, including its recruitment and hiring of senior management and other employees;
•equity market conditions affecting comparable public companies;
•the effect of the COVID-19 pandemic on the global economy and the global capital markets;
•the likelihood and potential timing of achieving a liquidity event for the shares of common stock, such as an initial public offering, given prevailing market and biotechnology sector conditions; and
•the lack of marketability of the Company’s common stock.
Common stock valuation methodologies
The AICPA Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the AICPA Practice Guide, the Company considered the following methods:
Backsolve Method – Under this Backsolve method, the value of the Company’s common stock is derived from a transaction involving the Company’s own securities.
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Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the convertible preferred and common stock are inferred by analyzing these options.
Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future outcomes and investment.
Hybrid Approach. Under this approach, the Company used PWERM in combination with CVM or OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.
The Company’s most recent third-party valuations used by the Board of Directors to determine the fair value of the Company’s common stock as of the grant date of each option award in 2020 and 2021, considered either solely the Market Approach – Backsolve Method, incorporating an Option Pricing Model (OPM) or a combination of the following scenarios: (i) a going concern (stay-private) scenario using the OPM and (ii) an IPO scenario assuming an IPO at a certain point in the future. Each valuation probability-weighted the future-event scenarios based on the Company’s assessment of its business operations and market conditions at the time of the valuation.
Recent Stock Option Grants
As part of this analysis, the Company evaluated its stock option activity beginning in October 2020. The Company did not have material stock option activity prior to October 2020. The Company’s most recent grants of stock options since October 2020 are set forth below (split adjusted):

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock (1)

October 28, 2020	1,725,070	$[***]	$[***]
January 6, 2021	55,353	$[***]	$[***]
January 28, 2021	2,196,039	$[***]	$[***]
March 4, 2021	801,137	$[***]	$[***]
March 15, 2021	846,715	$[***]	$[***]
March 17, 2021	35,343	$[***]	$[***]
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April 22, 2021	400,715	$[***]	$[***]
June 1, 2021	1,299,674	$[***]	$[***]
June 17, 2021	857,798	$[***]	$[***]
July 9, 2021	233,509	$[***]	$[***](2)
(1)The Fair Value per share of common stock represents a retrospective revaluation solely for accounting purposes as further discussed below.
(2)The Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of awards granted on July 9, 2021 for the purposes of calculating and recording stock-based compensation. The estimated fair value per share in this table for the July 9, 2021 grant is utilizing a linear interpolation from the June 30, 2021 valuation to the midpoint price of $16.00 per share on an IPO date of July 22, 2021.
In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the Company’s Common Stock for financial statement purposes. See discussion below for further detail regarding this retrospective analysis at each grant date as part of the Company’s estimation of the Common Stock fair value.
October 2020, January 2021 and March 2021 stock option grants
Between August and October 2020, the Company negotiated and closed its Series E preferred stock financing. The Company issued and sold an aggregate of 3,313,519 shares of its Series E preferred stock pursuant to the Series E Stock Purchase Agreement at a purchase price of [***] (adjusted for the expected forward stock split following conversion into Common Stock upon the IPO) per share for an aggregate purchase price of $65 million (Series E Financing). References to preferred shares and price per share are not reflective of the anticipated common stock forward stock split of 3.3031-for-1 that will go into effect prior to the IPO. In conjunction with this Series E Financing, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of August 31, 2020 on a minority-interest, non-marketable basis using the Option Pricing Model (OPM) backsolve method, solving for the total stockholders’ equity value. Based on the above analysis, the valuation resulted in an equity value of approximately $[***] million. A discount for lack of marketability (DLOM) of 24% was then applied to the Common Stock resulting in a fair value of $[***] per share (the “August 2020 Valuation”).
Between October 28, 2020 and March 17, 2021, the Board granted stock options to purchase 5,659,657 shares of Common Stock with an exercise price of $[***] per share. In determining the fair value of the Common Stock for the October 2020 grants, the Board considered the August 2020 Valuation, relevant business conditions, and the absence of any changes since the closing of the Series E Financing that would materially impact the Company’s
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equity value since the time of the August 2020 Valuation. As a result of the lack of material changes in the business during that time period, no alterations were made to the exercise price of the granted stock options.
In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the Company’s Common Stock for financial statement purposes. To properly make such an estimate, the Company engaged the third-party valuation firm to perform a retrospective common stock valuation as of December 31, 2020 and March 31, 2021 using the benefit of hindsight. In late March 2021, the Company initiated discussions with certain investment banks to act as underwriters and began its IPO process by holding its IPO organizational meeting on March 23, 2021. As a result, both the December 31, 2020 and March 31, 2021 valuations obtained retrospectively for financial reporting purposes, incorporated a probability weighted valuation methodology using two scenarios set forth in the table below.

	IPO Scenario (Longer-term)	IPO Scenario (Shorter-term)	Stay-private Scenario
Valuation date	Probability weighting	Probability weighting	Probability weighting	Indicated Fair Value per Share of Common Stock

December 31, 2020	20%		80%	$[***]
March 31, 2021		40%	60%	$[***]
December 31, 2020 common stock valuation:
–Scenario #1: IPO in 12-15 months: The Company estimated a 20% probability associated with an IPO in the timeframe indicated following December 2020. The equity value of the Company in an IPO at this date was estimated to be approximately $[***] billion. To estimate the IPO value for this scenario, as no preliminary indications of value had yet been received from the underwriters or potential investors through the IPO process, the Company’s third-party valuation firm examined a population of biotechnology IPOs from the most recent 12 months and utilized a blend of the median and average valuations. This estimated IPO value was an approximate [***]% premium compared to the Series E convertible preferred stock financing from October 2020.
–Scenario #2: Remain Private: The Company estimated an 80% probability of remaining private for approximately 2 years. The application of the OPM was determined to be an appropriate methodology under this scenario. The equity value of the Company was derived from an OPM back-solve approach performed by reference to the fair value of the Company’s Series E convertible preferred stock issued in October 2020. Using this adjusted value per share as an input, the OPM back-solved for a Company equity value of $[***] million. A discount for lack of marketability (DLOM) of 24% was then applied.
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The estimated fair value of the Company’s common stock for financial reporting purposes was determined to be $[***] per share as of December 31, 2020.
March 31, 2021 common stock valuation
–Scenario #1: IPO in approximately 4 months: The Company estimated a 40% probability associated with an IPO in the timeframe indicated following March 2021. The equity value of the Company in an IPO at this date was estimated to be approximately $[***] billion. To estimate the IPO value for this scenario, as no preliminary indications of value had yet been received from the underwriters or potential investors through the IPO process, the Company’s third-party valuation firm examined a population of biotechnology IPOs from the most recent 12 months and utilized a blend of the median and average valuations. This estimated IPO value was an approximate [***]% premium compared to the Series E convertible preferred stock financing from October 2020 and February 2021. In March 2021, the Company issued $125 million aggregate principal amount of Convertible Notes to certain existing and new investors. The Convertible Notes are convertible into the Company’s preferred shares or common shares under certain circumstances or qualified financings. As the Company had closed the Convertible Note financing and held an initial organizational meeting with the underwriters as of March 31, 2021, the Company believed an increased probability of IPO from 20% to 40% was appropriate.
–Scenario #2: Remain Private: The Company estimated a 60% probability of remaining private for approximately 2 years. The application of the OPM was determined to be an appropriate methodology under this scenario. The equity value of the Company was derived from an OPM back-solve approach performed by reference to the fair value of the Company’s Series E convertible preferred stock issued in October, 2020 and February 2021. Using this adjusted value per share as an input, the OPM back-solved for a Company equity value of $[***] million. A discount for lack of marketability (DLOM) of 24% was then applied.
The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of March 31, 2021.
April and June 2021 stock option grants
Between April 22, 2021 and June 17, 2021, on three separate dates, the Board granted stock options to purchase 2,558,187 shares of Common Stock with a weighted average exercise price of $[***] per share. In determining the fair value of the Common Stock for the April 2021 grants, the Board considered the March 31, 2021 Valuation referenced above, relevant business
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conditions, and the absence of any changes since the Valuation date that would materially impact the Company’s equity value and noted no such changes. As a result of the lack of material changes in the business during that time period, no alterations were made to the exercise price of the granted stock options. For the grants that were authorized by the Board in June 2020, the Company engaged the third party valuation firm to update its valuation analysis incorporating an increased probability weighting toward an IPO scenario at both April 30, 2021 and June 4, 2021 at 50% and 60%, respectively. As the Company had confidentially filed its Draft Registration Statement on May 6, 2021, the Company believed an increased probability of successfully completing its IPO was reasonable.
As of June 2021, the Company, with the assistance of a third-party valuation firm, performed a valuation of the Common Stock as of June 30, 2021 on a minority, non-marketable basis using the PWERM approach summarized in the table below:

		IPO Scenario (Shorter-term)	Stay-private Scenario
Scenario	Valuation date	Probability weighting	Probability weighting	Indicated Fair Value per Share of Common Stock

1	June 30, 2021	90%	10%	$[***]
–Scenario #1: IPO in approximately 1 month: The Company estimated a 90% probability associated with an IPO in the July 2021 timeframe. The equity value of the Company in an IPO at this date was estimated to be approximately $[***] billion as a result of the Midpoint of the IPO Price Range included in the Registration Statement which was known to be the Company’s projected price range as of this valuation date from discussions with the underwriters. This increased IPO scenario value as of June 30, 2021 compared to March 31, 2021 was following the conclusion of “test the water” meetings in which the Company received generally positive feedback from potential investors, further discussions with potential and existing investors around the Company’s valuation model approach, key management hires during this period as described below, and further business-specific and market conditions that existed as of June 30, 2021. The probability was based on Management’s estimated likelihood of successfully completing an IPO in the estimated timeline, considering that as of June 30, 2021, the Company had publicly filed its Form S-1 on Registration Statement with the SEC.
–Scenario #2: Remain Private: The Company estimated a 10% probability of remaining private in the event of the Company’s inability to successfully complete its IPO and obtain public financing. If this unlikely scenario occurred, most likely due to significant volatility in or a potential collapse in the public and private capital markets, the Company
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determined the most likely scenario would be to seek private financing options at valuations lower than the potential IPO value that would likely be at or near $[***] billion with an estimated closing date of December 2021. This estimated private financing value was an approximate [***]% premium compared to the Series E convertible preferred stock financing from October 2020 and February 2021. The third-party valuation firm utilized these equity valuations and the OPM was determined to be an appropriate methodology under this scenario. The equity value of the Company was derived from an OPM back-solve approach performed by reference to the fair value of the theoretical preferred financing in December 2021. Using this adjusted value per share as an input, the OPM back-solved for a Company equity value of $[***] million.
The Board of Directors determined the estimated fair value of the Company’s common stock to be $[***] per share as of June 30, 2021.
The Company is in the initial phase of preparing the Company’s second quarter 2021 financial statements. The Company expects to estimate the fair value of the Company’s Common Stock for financial statement purposes utilizing the benefit of hindsight. To properly make such an estimate, the Company expects to utilize a linear interpolation from the March 31, 2021 Common Stock Valuation to the June 30, 2021 Common Stock Valuation. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Common Stock to increase. Instead, a combination of Company-specific factors, including but not limited to the Company’s continued progress toward an IPO, the closing of its acquisition of Totient, Inc. in June 2021, continued progress on current technology development programs with partners, key executive team hires, and other external market factors such as steady increased acceptance of the Company’s proposed valuation model by potential investors throughout the IPO process, all led to the changes in the fair value of the Common Stock.
July 2021 stock option grants
For purposes of this determination with respect to the Company’s stock option grants on July 9, 2021, the Company assumed that the fair value of the Common Stock increased on a linear basis from the June 30, 2021 Common Stock valuation preceding the applicable grants to the midpoint of the Price Range of approximately $16.00 per share (the “Midpoint Price”) assuming a July 22, 2021 IPO. The Company did not make any equity grants subsequent to July 9, 2021.
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Recent significant issuances of common stock
The Company’s most recent significant issuances of common stock since December 31, 2020 are set forth below:

Issuance Date	Activity	Number of Shares of Common Stock	Fair Value Per Share of Common Stock
January 11, 2021	Acquisition of Denovium Inc.	1,010,296	$[***]
June 4, 2021	Acquisition of Totient, Inc.	2,212,208	$[***]
For each of these events noted above, the Company utilized similar linear interpolations as described above within the stock option granting discussions. For the Denovium acquisition, the Company utilized a linear interpolation between the Common Stock Valuation as of December 31, 2020 and March 31, 2021, while for the Totient acquisition, the Company utilized a linear interpolation between the March 31, 2021 valuation and the June 30, 2021 valuation.
Comparison of Estimated Offering Price Range and Recent Fair Value Determination
The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of both March 31, 2021 and June 30, 2021 of $[***] and $[***] and the Midpoint Price Range of $16.00 per share. Specifically, the Company believes that the difference between the fair value of its common stock determined on these dates and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors and events:
•The Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock, which was appropriately taken into account in the Company’s Board of Directors’ determination of the fair value of the Company’s common stock as of June 30, 2021. Stated differently, the anticipated offering price range effectively assigns a probability of 100% to an IPO outcome. The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than in an IPO.
•The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, the holders of convertible preferred stock are entitled to receive liquidation payments prior to
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holders of common stock in the event of any liquidation, dissolution or wind up of the Company. In addition, holders of the Company’s convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company's common stock. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range assumes the conversion of the Company's convertible preferred stock upon the completion of its IPO, and therefore, the corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock. The anticipated elimination of the preferences and rights upon an IPO results in an increased common stock valuation for the anticipated price range.
•The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with readier access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.
•Since late May 2021, the Company has taken various steps towards the completion of an IPO, holding “testing-the-waters” meetings at which the Company received favorable feedback from potential investors, responding to comments from the Staff on the Company’s submissions of the Registration Statement and publicly filing the Registration Statement with the Commission on June 30, 2021. Each of these steps has increased the probability that the Company will complete an IPO.
•The improvement of the global economy and financial markets due to the continuing decrease in impact of the COVID-19 pandemic.
•In June 2021, the Company made further advancements in its executive leadership team and preparation to become a publicly traded company through the hiring of
•Dr. Sarah Korman as its General Counsel. Dr. Korman has more than 15 years of strategic legal and intellectual property experience. Previously, she served as General Counsel and Corporate Secretary at Neuvogen, and before that at Amgen, where she was Head of Intellectual Property for Final Drug Products. She also held senior legal positions at Onyx Pharmaceuticals, where she managed intellectual property, transactional, and commercial matters and participated in the Amgen acquisition. Dr. Korman holds a Ph.D. in Materials Science & Engineering from The Pennsylvania State University and a J.D. from DePaul University College of Law.

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•Nikhil Goel as its Chief Business Officer. Mr. Goel brings nearly a decade of experience working with biotechnology companies as an investment banker, most recently as a Director in Credit Suisse’s Mergers and Acquisitions business, where he was responsible for sourcing and executing transactions. Prior to joining Credit Suisse, Mr. Goel spent more than three years and Barclays and Wells Fargo in their healthcare investment banking practices. Mr. Goel holds and MBA from the Darden School of Business, University of Virginia, and a Masters in Computer Science from Georgia Institute of Technology.

•Following the IPO, shares of the Company’s common stock will be freely tradable on the open market.
•The price that investors may be willing to pay in this offering may take into account factors that have not been expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify.
•Through the acquisitions of Denovium, Inc. and Totient, Inc., we believe the Company’s Integrated Drug Creation Platform’s technological capabilities are further enabled to have the potential to be an end-to-end partner from drug discovery through cell-line development.
Conclusion
The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of the PWERM and hybrid method using a probability weighting of the multiple scenarios, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company's stage of growth, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions.
The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations –
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Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.
We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at Goodwin Procter LLP, 3 Embarcadero Center, San Francisco, CA 94111.
* * * * *
If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (415) 733-6071.
Respectfully submitted,
GOODWIN PROCTER LLP

By	/s/ Maggie Wong
Maggie Wong
cc:        Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Brian Cuneo, Latham and Watkins LLP
B. Shayne Kennedy, Latham and Watkins LLP
CONFIDENTIAL TREATMENT REQUESTED BY ABSCI CORPORATION